Exhibit 99.1

REITAR LOGTECH HOLDINGS LIMITED ANNOUNCES FULL CONVERSION AND EXTINGUISHMENT OF US$2.2 MILLION IN SENIOR PROMISSORY NOTES

HONG KONG, September 1, 2026 – Reitar Logtech Holdings Limited (NASDAQ: RITR) (“Reitar” or the “Company”), a market leader in Hong Kong’s smart logistics and automated warehousing sector, today announced that the two senior promissory notes issued by the Company in December 2025, in the aggregate original principal amount of US$2,200,000, have been fully converted by the respective noteholders into the Company’s Class A ordinary shares, par value US$0.00000005 per share (“Ordinary Shares”), and, as a result, have been fully satisfied, cancelled and extinguished in their entirety.

As previously disclosed in the Company’s Report on Form 6-K furnished to the U.S. Securities and Exchange Commission on December 30, 2025, on December 21, 2025 and December 24, 2025 the Company entered into Securities Purchase Agreements with, and issued senior promissory notes in the principal amount of US$1,100,000 each to, Crom Structured Opportunities Fund I, LP (“Crom”) and FirstFire Global Opportunities Fund, LLC (“FirstFire,” and together with Crom, the “Investors”), respectively, for an aggregate purchase price of US$2,000,000 (collectively, the “Notes”).

Between July 2026 and August 2026, the Company received notices of conversion from the Investors and, in accordance with the terms of the Notes, issued Ordinary Shares to the Investors upon each such conversion at the conversion price then in effect, calculated in accordance with the relevant terms in the Notes. As of the date of this announcement, the entire outstanding balance under each Note, including principal, the original issue discount, and all accrued and unpaid interest, has been converted in full. As a result, neither Note has any remaining outstanding principal, interest or other amounts due and owing, and each Note has been fully satisfied, cancelled and extinguished in accordance with its terms, and the Company has no senior promissory notes outstanding under the December 2025 private placement. No cash payment by the Company was required, or made, in connection with the foregoing.

Mr. Chan Kin Chung, Chairman and Chief Executive Officer of Reitar, commented: “We are pleased to announce the full conversion and extinguishment of both notes issued in December 2025. This outcome is a positive development for our balance sheet and for our shareholders: the Company has retired US$2.2 million of indebtedness without expending any cash, thereby preserving our liquidity for the continued execution of our growth strategy. We believe the elimination of this debt obligation removes a potential overhang on our capital structure and reflects the confidence of the Investors in the Company’s long-term prospects.”

About Reitar Logtech Holdings Limited

Reitar Logtech Holdings Limited is a premier provider of smart logistics and automated warehousing solutions headquartered in Hong Kong. The Company is one of the market leaders in Hong Kong’s smart logistics and automated warehousing sector, committed to innovating the logistics industry through the integration of advanced robotics, artificial intelligence, and data-driven analytics to enhance operational efficiency and create value for its clients across the supply chain. The Company’s Ordinary Shares are listed on the Nasdaq Capital Market under the ticker symbol “RITR.”

Safe Harbor Statement

This press release contains “forward-looking statements” within the meaning of the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. Statements that are not historical facts, including statements about the Company’s beliefs, plans and expectations regarding the effects of the conversion and extinguishment of the notes described herein, its capital structure, liquidity, and future business and financial performance, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties, and a number of factors could cause actual results to differ materially from those contained in any forward-looking statement. In some cases, forward-looking statements can be identified by words or phrases such as “may,” “will,” “expect,” “anticipate,” “target,” “aim,” “estimate,” “intend,” “plan,” “believe,” “potential,” “continue,” “is/are likely to” or other similar expressions. All information provided in this press release is as of the date of this press release, and the Company undertakes no duty to update such information, except as required under applicable law. Investors are encouraged to review the Company’s filings with the SEC, which are available at www.sec.gov, for a discussion of factors that could cause actual results to differ materially from those anticipated.

Investor Relations

Reitar Logtech Holdings Limited

Unit 801, 8/F, Tower 2, The Quayside, 77 Hoi Bun Road, Kwun Tong, Kowloon, Hong Kong

Email: info@reitar.io

Phone: +852 2554 5666